November 16, 2020TSX: SAM

OTCQB: SHVLF

STARCORE ANNOUNCES

2nd Quarter Production Results

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or the “Company”) announces production results for the second quarter of fiscal year 2020 / 2021, ended October 31, 2020, at its San Martin Mine (“San Martin”) in Queretaro, Mexico.

“In spite of the devastating pandemic which has hit Mexico very hard, our operations are ongoing without major issues. This is mainly due to the discipline of our work force, our management team’s commitment to the health of our workers and the respect for the rules and measures taken by the Mexican Government,” reported Salvador Garcia, Chief Operating Officer of the company. “Even though the grades during the quarter decreased, the ounces produced have been delivering a good margin of profit for reasons beyond just the higher gold and silver prices. The measures adopted in the last year in our operations and the cost optimization in all areas, including administration, have resulted in financial improvements reflected in more resources to increase the exploration in unexplored areas by development and drilling, creating good expectations in the short term.”

San Martin Production	Q2 2020	Q1 2019	Q/Q Change	YTD 2020	YTD 2019	Y/Y Change
Ore Milled (Tonnes)	56,731	59,099	-4%	115,830	114,918	-1%
Gold Equivalent Ounces	2,867	3,259	-12%	6,126	6,762	-9%
Gold Grade (Grams/Ton)	1.60	1.70	-6%	1.65	1.90	-13%
Silver Grade (Grams/Ton)	21.98	29.17	-25%	25.65	32.25	-23%
Gold Recovery (%)	88.50	88.74	-0.3%	88.63	86.04	3%
Silver Recovery (%)	56.99	56.53	1%	56.72	55.40	2%
Gold: Silver Ratio	75.05	97.22		86.64	87.10

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6

Telephone:  (604) 602-4935   Fax:  (604) 602-4936    e-mail: investor@starcore.com    website:  www.starcore.com

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Robert Eadie”
Robert Eadie, President & Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

EVAN EADIE
Investor Relations
Telephone:  (604) 602-4935 x 230
Toll Free:   1-866-602-4935
Email: eeadie@starcore.com

The Toronto Stock Exchange has not reviewed, nor does it accept responsibility for the adequacy or accuracy of this press release.